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Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

		Years Ended December 31,
	Quarter Ending March 31, 2005
		2004	2003	2002	2001	2000
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$61	$(1,706)	$(1,832)	$(20,115)	$(7,362)	$(2,034)
Add: estimated fixed charges	418	1,678	1,936	1,998	1,856	1,324
Add: estimated amortization of capitalized interest	4	18	24	25	19	12
Less: interest capitalized	(3)	(12)	(19)	(41)	(187)	(105)

Total earnings available for fixed charges	480	(22)	109	(18,133)	(5,674)	(803)
Estimate of interest factor on rentals	34	135	160	168	232	176
Interest expense, including amortization of premiums, discounts and debt issuance costs	381	1,531	1,757	1,789	1,437	1,043
Interest capitalized	3	12	19	41	187	105

Total fixed charges	$418	$1,678	$1,936	$1,998	$1,856	$1,324

Ratio of earnings to fixed charges	1.1	(0.0)	0.1	(9.1)	(3.1)	(0.6)
Additional pre-tax income needed for earnings to cover total fixed charges	—	$1,700	$1,827	$20,131	$7,530	$2,127

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QWEST COMMUNICATIONS INTERNATIONAL INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)